Tharimmune, Inc.

34 Shrewsbury Avenue

Red Bank, NJ 07701

July 8, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Re:	Tharimmune, Inc.
Registration Statement on Form S-3
File No. 333-288518
Filed July 3, 2025

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Tharimmune, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Wednesday, July 9, 2025, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please notify Jeffrey Fessler of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the registration statement has been declared effective pursuant to this acceleration request.

Very truly yours,

THARIMMUNE, INC.

By:	/s/ Sireesh Appajosyula
Name:	Sireesh Appajosyula
Title:	Chief Executive Officer

cc: Jeffrey Fessler, Sheppard Mullin Richter & Hampton LLP